1 March 2023

RELX PLC announces Non-Executive Director appointment

RELX PLC today announces the appointment of Alistair Cox as a Non-Executive Director, with effect from the conclusion of the 2023 Annual General Meeting, to be held on 20 April 2023, subject to his election by shareholders.

Mr Cox has served as a FTSE Chief Executive for 20 years, with the last 15 years as Chief Executive of global recruitment specialist, Hays plc. Prior roles include Chief Executive of outsourcing and technology company Xansa plc; Regional Director, Asia Pacific and Group Strategy Director of Blue Circle Industries plc, prior to its acquisition by Lafarge; and consultant at McKinsey & Co.

He was formerly Non-Executive Director of Just Eat plc between 2017 and 2020, prior to its merger with Takeaway.com N.V. in 2020, and Non-Executive Director of 3i Group plc from 2007 to 2009.

Commenting on Mr Cox’s appointment, Paul Walker, Chairman said:

“I would like to welcome Alistair to RELX. He brings considerable and relevant international, strategic and operational expertise to the RELX PLC Board and a deep understanding of how technology can enable and drive value for a business. I look forward to Alistair joining the Board following the 2023 AGM.”

Save as disclosed above, there are no additional details to disclose under Listing Rule 9.6.13R (1) to (6) in respect of the appointment of Mr Cox.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724